UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

Minutes of the Annual General Shareholders’ Meeting of Oi S.A., held on April 29, 2015, drawn up in summary form, as permitted on paragraph 1 of article 18 of the Bylaws:

1. DATE, TIME AND PLACE: On April 29, 2015, at 11 a.m., at the Oi S.A. (“Company”) headquarters, Rua do Lavradio, 71, 2nd floor, Centro, in the City and State of Rio De Janeiro.

2. AGENDA: (i) Ratify the decisions and operations carried out by the Directors, examine, discuss, and vote on the Management Report and the Financial Statements for the fiscal year ended December 31, 2014, accompanied by the Independent Auditors’ Report and the Fiscal Council’s Report; (ii) Examine, discuss, and vote on the Management Proposal for the allocation of net income for the year ended December 31, 2014; (iii) Determine the global annual compensation budget for Management and the members of the Fiscal Council of the Company; and (iv) To elect the members of the Fiscal Council and their respective alternates.

3. CALL: Notice published in “Diário Oficial do Estado do Rio de Janeiro”, Part V, in the editions of March 30, 2015, page 255; March 31, 2015, page 154; and April 1, 2015, page 34; and in the newspaper “Valor Econômico” – National Edition, in the editions of March 28, 2015, March 29, 2015 and March 30, 2015, page A11; March 31, 2015, page A5; and April 1, 2015, page B5, in accordance with Article 124, preamble and paragraph 1, of Law No. 6,404/76. The Management Report, the Balance Sheet and other Financial Statements, as well as the Independent Auditors’ Report and the Fiscal Council Report for the year ended on December 31, 2014 were fully published in the March 30, 2015 edition of the “Diário Oficial do Estado do Rio de Janeiro” and in the newspaper “Valor Econômico”, and were made available to the shareholders on March 27, 2015 at the Company’s headquarters and on the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) website, as well as the other documents and information relating to the Agenda, in accordance with Article 133 of Law No. 6,404/76 and CVM Instruction No. 481/09.

4. Attendance: Present were shareholders representing 76.19% of the Company’s voting capital, 73.05% of the non-voting preferred shares of the Company, and 74.08% of the Company’s total share capital, according to the records and signatures in the Book of Shareholders’ Attendance. Also in attendance were Mr. Allan Kardec de Melo Ferreira (representative of the Company’s Fiscal Council) and Mr. Manuel Fernandes Rodrigues de Sousa (representative of the KPMG Auditores Associados), as well as Mr. Flavio Nicolay Guimarães (Chief Financial Officer and Investor Relations Officer), Mrs. Maria Gabriela Campos Da Silva Menezes Côrtes (representative of the Company) and Mr. Rafael Mora (member of the Company’s Board of Directors), who made themselves available to the Company’s shareholders for clarification and information related to the matters discussed in the Meeting.

5. Chair: Following the verification of the legal quorum, and in accordance with the provisions of Article 17 of the Company’s Bylaws, the Meeting was commenced, with Mr. Rafael Padilha Calábria serving as President of the Meeting, an attorney-in-fact vested with specific powers, and Mrs. Maria Gabriela Campos Da Silva Menezes Côrtes, serving as secretary of the Meeting.

6. Resolutions: At the President’s request, the shareholders in attendance unanimously resolved to approve the transcription of the minutes of this Annual General Shareholders’ Meeting in summary form, as well as the publication without the attending shareholders’ signatures, in accordance with Article 130 of the Brazilian Corporation Law. Also by unanimous vote, the reading of the matters included in the Agenda of this Meeting and related documents were waived. The shareholders also resolved:

6.1. Regarding item i of the Agenda, shareholders representing 99.55% of valid votes, the abstentions and dissenting votes having been recorded, to approve the Management Report, the Balance Sheet and other Financial Statements, as well as the Independent Auditors’ Report and Fiscal Council Report for the year ended on December 31, 2014.

6.2. Regarding item ii of the Agenda, shareholders representing 99.9% of valid votes, the abstentions and dissenting votes having been recorded, according to the Management Proposal relating to the 2014 Financial Statements, to consign the loss for the year in the amount of R$4,407,711,218.22 (four billion, four hundred seven million, seven hundred eleven thousand, two hundred eighteen reais and twenty-two cents); and approve (a) the absorption of R$383,527,038.25 (three hundred eighty three million, five hundred twenty seven thousand, thirty eight reais and twenty five cents) as Legal Reserves, based on Article 189 of Law No. 6,404/76, in the value; and (b) the recognition of R$4,024,184,179.97 (four billion, twenty four million, one hundred eighty four thousand, one hundred seventy nine reais and ninety seven cents) in the account of Consolidated Losses.

6.3. Regarding item iii of the Agenda, shareholders representing 93.74% of valid votes, the abstentions and dissenting votes having been recorded, to approve the Management Proposal to set the global annual compensation budget for the Management and the Fiscal Council for the next year, as follows: (iii.1) global annual budget for the Company’s Board of Directors, in an amount of up to R$8,369,802.00 (eight million, three hundred sixty nine thousand, eight hundred two reais); (iii.2) global annual budget for the Company’s Executive Officers, in an amount of up to R$50,371,865,00 (fifty million, three hundred seventy one thousand, eight hundred sixty five reais); and (iii.3) global annual budget for the Fiscal Council, in an amount of up to R$605,455.00 (six hundred five thousand, four hundred fifty five reais), in accordance with the terms in paragraph 3 of Article 162 of Law No. 6,404/76.

6.4. Regarding item IV of the Agenda, shareholders representing 99.9% of valid votes, the abstentions and dissenting votes having been recorded, to approve the election of the following members of the Fiscal Council, for a term ending at the Annual General Meeting to be held in 2016: (1) as effective member, Mr. Allan Kardec de Melo Ferreira, Brazilian, widower, lawyer, holder of identification card No. M-92.892, issued by SSP/MG, and Taxpayers’ Registry No. 054.541.586-15, with business address at Av. Alfonso Pena, 4121, suite 904, Serra - Belo Horizonte/MG - CEP: 30.130-009, and, as his respective alternate, Mr. Newton Brandão Ferraz Ramos, Brazilian, married, accountant, holder of identification card No.

058,555-01, issued by CRC/MG, and Taxpayers’ Registry No. 813.975.696-20, resident of Belo Horizonte (MG), with business address at Av. Do Contorno, 8123 – Cidade Jardim - Belo Horizonte /MG - CEP: 30110-937; (2) as effective member, Mr. Aparecido Carlos Correia Galdino, Brazilian, widower, administrator, holder of identification card No. 5.635.466, issued by SSP/SP, and Taxpayers’ Registry No. 666.708.708-25, with business address at Rua Angelina Maffei Vita, No. 200, 9th floor, Jardim Paulistano, São Paulo - SP, and, as his respective alternate, Mr. Sidnei Nunes, Brazilian, married, administrator, holder of identification card No. 11.581.938-1, issued by SSP/SP, and Taxpayers’ Registry No. 011.355.928-37, with business address at Rua Angelina Maffei Vita, No. 200, 9th floor, Jardim Paulistano, São Paulo - SP, and (3) as effective member, Mr. Umberto Conti, Brazilian, single, economist, holder of identification card No. 22.099.689-1, issued by SSP/SP, and Taxpayers’ Registry No. 165.706.888-98, with business address in the City of Brasilia, Federal District, at the SCN, Quadra 02, Bloco A, Edifício Corporate, CEP.: 70712-900, and, as his respective alternate, Mrs. Alcinei Cardoso Rodrigues, Brazilian, married, economist, holder of identification card No. 17041302-0, issued by SSP/SP, and Taxpayers’ Registry No. 066.206.228-01, with business address in the City of Brasilia-DF, at the SCN, Quadra 2, Bloco A, 11th floor - Edifício Corporate Financial Center, Brasilia-DF. In a separate election, approved by minority voting shareholders, with the abstentions by the shares held by the depositary institution of the Company’s ADRs – The Bank of New York ADR department, and without the indirect or direct participation of the controlling shareholder, in accordance with Article 161, paragraph 4, line “a”, of Law No. 6,404/76, shareholder TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES indicated the following member and respective alternate: as effective member, Manuel Jeremias Leite Caldas, Brazilian, married, economist, bearer of identity card No. 284123, issued by ME, and Taxpayers’ Registry No. 535.866.207-30, with business address at Avenida Lúcio Costa, 6700/1103, Barra da Tijuca, Rio de Janeiro/RJ, and as his alternate, Vanessa Montes de Moraes, Brazilian, married, economist, bearer of identity card No. 12541009-2, issued by DIC/RJ, and Taxpayers’ Registry No. 092.490.537-97, with business address at Praia de Botafogo, 528, apto. 1110, Botafogo, Rio de Janeiro/RJ. No other candidates were nominated by any of the shareholders in attendance. The President of the Meeting acknowledged the receipt of the resumes of the hereby elected members and any other relevant documents. It was declared during the voting that none of the elected members are restricted from taking office due to impediments or legal restrictions.

7. Contrary Manifestations, Abstentions and Dissenting Votes: The written dissenting votes, abstentions and protests received by the President of the Meeting were recorded, and will remain archived at the Company.

8. Closing: With nothing further discussed, these minutes were drawn up, read, approved and signed by the shareholders representing all the shareholders in attendance at the Meeting, all abstentions and dissenting votes having been recorded, and were authorized to be published without the signatures of the shareholders in attendance, pursuant to Art. 130, paragraph 2, of the Law No. 6,404/76. Signatures: Maria Gabriela Campos da Silva Menezes Côrtes; Secretary. Shareholders Present: TELEMAR PARTICIPAÇÕES S.A.; VALVERDE PARTICIPAÇÕES S.A.; FUNDO DE INVESTIMENTO EM AÇÕES ALVORADA; (p.p. Luciene Luciene Sherique Antaki); BNDES PARTICIPACOES SA BNDESPAR; (p.p. Vinicius Machado Silva); THE BANK OF NEW YORK ADR DEPARTMENT; (p.p. Thais Helena Brigatto da Silva Maharaj); NEON LIBERTY EMERGING MARKETS FUND LP; NEON LIBERTY LORIKEET MASTER FUND LP;

NLCF FUND LP; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND (formerly LABOR PENSION FUND SUPERVISORY COMMITTEE - LABOR PENSION FUND); NEW YORK STATE COMMON RETIREMENT FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045796; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO; ALASKA PERMANENT FUND; ARIZONA PSPRS TRUST; AT&T UNION WELFARE BENEFIT TRUST; (p.p. Anali Penteado Buratin); BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM; CANADA PENSION PLAN INVESTMENT BOARD; CASEY FAMILY PROGRAMS; CF DV EMERGING MARKETS STOCK INDEX FUND; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; COMPASS AGE LLC; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMON TRUST FUND; EGSHARES BRAZIL INFRASTRUCTURE ETF; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES’ RETIREMENT SYSTEM OF THE STATE OF HAWAII; ENHANCED RAFI EMERGING MARKETS LP; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND; FUTURE FUND BOARD OF GUARDIANS; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GMO DEVELOPED WORLD STOCK FUND, A SERIES OF GMO TRUST; GMO EMERGING MARKETS EQUITY FUND, A SUB-FUND OF GMO FUNDS PLC; (p.p. Anali Penteado Buratin); GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND; HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO; HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO; HEWLETT-PACKARD COMPANY MASTER TRUST; HP INVEST COMMON CONTRACTUAL FUND; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; ISHARES V PUBLIC LIMITED COMPANY; ISHARES VII PUBLIC LIMITED COMPANY; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD.

SMTB EMERGING EQUITY MOTHER FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; JOHN HANCOCK VARIABLE INSURANCE TRUST UTILITIES TRUST; LEGG MASON GLOBAL FUNDS, P.L.C.; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MELLON BANK N.A. EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MINISTRY OF STRATEGY AND FINANCE; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS’ RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORGES BANK; NORTHERN TRUST INVESTMENT FUNDS PLC; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; NZAM EM8 EQUITY PASSIVE FUND; ONTARIO TEACHERS’ PENSION PLAN BOARD; (p.p. Anali Penteado Buratin); PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY; PRUDENTIAL WORLD FUND, INC. PRUDENTIAL INTERNATIONAL EQUITY FUND; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR HET BEROEPSVERVOER OVER DE WEG; STICHTING PGGM DEPOSITARY; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PLAN; THE GENERAL MOTORS CANADIAN RETIREMENT PROGRAM FOR SALARIED EMPLOYEES; THE GMO EMERGING MARKETS FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND (936561); THE ROCKEFELLER FOUNDATION; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; (p.p. Anali Penteado Buratin); CARAVELAS FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL MULTIAÇÕES FIA; BTG ANDROMEDA FIA; BTG PACTUAL IBRX-50 DINAMICO FIA; PREVIDÊNCIA B FIA; BTG PACTUAL PENSION FIA PREVIDENCIARIO; COMSHELL BTG PACTUAL FIA; FIA BELLS; FIM ARPOADOR; FIM MODERADO RONCADOR; FIM UNIPREV III; MBPREV I MULTIMERCADO FI; BTG PACTUAL NE FIA PREVIDENCIARIO EXCLUSIVO; (p.p. Felipe Andreu Silva); MCR - PRINCIPAL FUNDO DE INVESTIMENTO EM AÇÕES; (p.p. Leonardo Cyrino Saliba); BRATEL BRASIL S.A. ; PORTUGAL TELECOM SGPS S.A.; (p.p. Fernanda Cirne Montorfano Gibson); TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO EM AÇÕES; (p.p. Lucas Breves Silva).

I certify that this is a true copy of the original as recorded.

Maria Gabriela Campos Da Silva Menezes Côrtes.

Secretary

MANIFESTATION PRESENTED BY TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES TO THE PRESIDING BOARD OF THE GENERAL SHAREHOLDERS’ MEETING (“MEETING”) OF OI S.A. (“COMPANY”), HELD ON APRIL 29, 2015, AT 11 A.M.

1. As related to item 1) of the Agenda, Tempo Capital Principal Fundo de Investimento de Ações (“Tempo Capital”) hereby casts its vote to REJECT the Management Proposal, due to the many irregularities discovered in the “Merger of Activities” (Uniao de Atividades), especially in connection with the “Operation Rio Forte” (Operacao Rio Forte). In short, this topic has been subject of manifestations by this shareholder before presented to the CVM, and it is impossible to not recognize that the Company’s Management failed to fulfill its obligation to act in the Company’s best interest, which in turn has led to significant losses to the latter. Therefore it is necessary to restrict the Officer’s accounts and hold them responsible in accordance with paragraph 3 of Article 134 of the Corporations Law. This manifestation will serve as a PROTEST if these steps are not taken.

2. As related to items 2) and 3) of the Agenda, Tempo Capital hereby casts its ABSTENTION from voting on the above matters.

3. As related to item 4) of the Agenda, based on Article 161, paragraph 4, line “a”, of Law No. 6,404/76, Tempo Capital nominates the following as candidates of the election to the Company’s Fiscal Council, equally for the spots reserved to the minority shareholders, with voting rights, as well as for those reserved for the preferred shareholders, and elects, in a separate election by means of a redrafted ballot: as effective member, Manuel Jeremias Leite Caldas, Brazilian, married, economist, holder of identification card No. 284123, issued by ME, and Taxpayers’ Registry No. 535.866.207-30, with domicile at Av. Lucio Costa, 6700/1103,Barra da Tijuca, Rio de Janeiro, and, as his respective alternate, Vanessa Montes de Moraes, Brazilian, married, economist, holder of identification card No. 12541009-2, issued by DIC/RJ, and Taxpayers’ Registry No. 092.490.537-97, domiciled at Praia de Botafogo, 528, apartment 1110, Botafogo, Rio de Janeiro, RJ.

3.1 The candidates declare that there are no criminal convictions, or administrative proceedings in before the CVM, or any other administrative or judicial conviction, which would restrict or suspend their ability to exercise professional and/or commercial activities.

/s/ illegible

TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES

(Lucas Breves Silva)

OAB/RJ 156,404

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer